FORTIFIED HOLDINGS CORP.
40 Richards Ave, 3rd Floor
Norwalk, CT 06854
(203) 594-1686
(203) 604-6701

January 27, 2009

Ms. Peggy Fisher
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Attention: Tom Jones, Examiner

Re:	Fortified Holdings Corp.
PRE14C
File No. 0-51936
Further Response to Comment Letter dated December 22, 2008

Dear Mr. Jones:

     Fortified Holdings Corp. (the “Company”) hereby submits a revised version of Schedule PRE14C which has been revised to show revisions made as a result of our discussions with the staff relating to the Company’s prior revised filing made on January 9, 2009

The Company acknowledges the following:

(a)	That the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

(b)	That Commission staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and

(c)	That the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact me at 203 594 1686. Thank you for your consideration with this matter.

Sincerely,

/s/ Steven Cooper
Steven Cooper
Interim CEO